Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center.

www.charterresourcecenter.com

The Charter Story
Today, Charter is a Fortune 500 company serving 6.4 million customers in 28 states

•	We provide broadband, video and voice services in urban, suburban and rural communities.

•	In 2012, new management began investing significantly in technology and labor force to create industry-leading services, a culture of innovation, and superior customer service.

◦	While making the products more valuable, new management also made services more affordable by eliminating common industry fees such as modem fees, early termination fees, and universal service fees.

Charter has invested over $5.5 billion in infrastructure and technology since 2012

•	New management took the company all-digital, which allowed us to quadruple broadband speeds, significantly improve video service, and use cloud technology to deliver cutting edge services.

•	60 Mbps is now the slowest broadband tier sold (100 Mbps is the slowest in some markets).

•	We offer fiber solutions with speeds up to 10 Gbps to schools, libraries and businesses.

•	We have hundreds of HD channels, thousands of On Demand options, and the most Spanish language channels.

•	We are deploying a first-of-its kind, cloud-based video guide.

◦	Enables intuitive search and discovery across cable and online content; even works on old cable boxes.

•
Our TV app allows customers to watch over 170 channels on their tablet or smartphone in the home, program their DVR, and even stream or download certain shows and movies to watch when and where they want.

Charter is committed to growing our workforce and investing in our employees

•	We’ve added more than 7,000 new jobs since 2012 (an increase of 43 percent) to meet the needs of a growing company.

•	We’ve significantly increased domestic customer care capacity by bringing overseas jobs home.

•	Charter’s insourced workforce is better trained, properly incentivized and better equipped to service customers.

Charter puts consumers first

•	Charter offers easy-to-understand product packages at highly-competitive prices ($90/month for triple play).

•	Expanded evening and weekend service hours and one- or two-hour appointment windows.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

NEW Charter
Charter, Time Warner Cable, and Bright House Networks are seeking regulatory approval to join together

•	New Charter will have approximately 17 million video customers and 20 million internet customers in 41 states.

New Charter will advance Charter’s pro-customer and pro-broadband model and extend it to TWC’s and BHN’s customers, who will enjoy:

•	Straightforward, nationally uniform pricing with no data caps, no usage based billing, no modem fees and no early termination fees.

•	60 Mbps entry-level speeds with pricing based on Charter’s current model, which is less expensive for consumers than TWC and BHN’s comparable offerings.

◦	New Charter will continue TWC’s and BHN’s 300 Mbps service.

•	A best-in-class TV app, combining the best features of Charter’s and TWC’s apps.

•	The new cloud-based user interface, Spectrum Guide.

•	And while the New Charter offerings will entail a richer product at a better value, if current TWC and BHN customers like their current service and prices, they won’t need to change.

New Charter will leverage the transaction to improve customer service across its footprint and grow U.S. jobs

•	Over the last three years, Charter has created and expanded U.S. call centers and field operations infrastructure, insourcing these customer care workforces.

•	New Charter will continue to create thousands of U.S.-based jobs by:

◦	Returning TWC call center jobs to the United States.

◦	Hiring and training thousands of new customer care employees.

New Charter will continue to be committed to a free and open Internet - so our customers can continue to enjoy data-hungry apps and HD-video streaming

•	Charter has fostered a good reputation with leading Internet companies.

◦	Netflix and Cogent support the proposed transaction.

•	New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

•	We will continue to invest in interconnection capacity to avoid network congestion.

◦	We’ve offered to submit any interconnection disputes to the FCC for resolution on a case-by-case basis.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

Additional legally enforceable commitments New Charter has made include:

•	We will invest significantly in the TWC and BHN networks to raise broadband speeds to a minimum of 60 Mbps downstream and add High Definition and video on demand options.

•	We will offer a robust broadband service for low-income consumers across the New Charter footprint.

•
Recognizing the vital importance of promoting diversity and inclusion strongly rooted in the communities we serve, we will expand TWC’s commitment to diversity and inclusion in governance, employment practices, procurement and community partnerships.

•	We will invest significantly in both in-home and out-of-home WiFi. New Charter will increase competition in the mobile data market by deploying over 300,000 out-of-home WiFi access points.

•	We will build out one million line extensions of our networks into residential areas to provide high-speed service to rural and other underserved areas.

•	We will invest at least $2.5 billion in the build-out of networks into commercial areas, creating much-needed competition in the commercial sector.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com